MORRIS, MANNING & MARTIN, LLP

Seth K. Weiner
404-504-7664
skw@mmmlaw.com
www.mmmlaw.com

December [__], 2015

VIA EDGAR

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Griffin-American Healthcare REIT 4, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Submitted October 23, 2015
File No. 333-205960

Dear Mr. Kluck:

Griffin-American Healthcare REIT 4, Inc. (the "Company") wishes to respond to comments of the Securities and Exchange Commission's (the "Commission") staff (the "Staff") set forth in the Commission's letter dated November 10, 2015. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus portion (the "Prospectus") of Pre-effective Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form S-11 (the "Registration Statement"), as filed with the Commission on October 23, 2015.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: In the forepart of the prospectus, please include disclosure that affirmatively states that fees can be increased without shareholder consent.

Response: The Company hereby undertakes to revise the cover page of the Prospectus as set forth in Exhibit A attached hereto, to disclose that the fees that the Company intends to pay may be increased without stockholder consent. If the revisions to the Registration Statement reflected in Exhibit A are acceptable to the Commission, they will be reflected in the Company's final prospectus.

Comment No. 2: We note your disclosure on the cover page of the prospectus that the servicing fee will not exceed the 10% limitation on underwriting compensation imposed by FINRA. Please revise your disclosure throughout the prospectus, including the summary and use of proceeds sections, to disclose that total selling commissions and dealer manager fees (i.e., 6.0% selling commissions and dealer manager fees plus 4% stockholder servicing fee) would be 10% if the servicing fee was paid in full. Please see your related disclosure on page 189.

Response: The Company hereby undertakes to revise the Prospectus as set forth in Exhibit B attached hereto, to disclose that the total underwriting compensation, consisting of the selling commissions, dealer manager fees and stockholder servicing fees, would be 10.0% of the gross offering proceeds in the primary offering if the maximums of such fees are paid. If the revisions to the Registration Statement reflected in Exhibit B are acceptable to the Commission, they will be reflected in the Company's final prospectus.

Comment No. 3: We note your disclosure that you will pay to your adviser acquisition fees up to 4.50%. Please tell us whether the amount of these acquisition fees is higher than what is typically paid in the industry. If these acquisition fees are higher, please include disclosure in the prospectus, including the summary, that explains how these fees are higher than what is customarily paid.

Response: The Company has reviewed the acquisition fees paid by other companies in the non-traded real estate investment trust industry and respectfully believes that, during the time that the Company would pay the contingent advisor payment (formerly, the contingent acquisition fee), as described in the "Compensation Table" section of the Prospectus contained in the Registration Statement, the aggregate acquisition fees the Company intends to pay are higher than the prevailing market average for such fees, although the Company also believes that certain other fees it intends to pay are below the prevailing market average for such fees. Nevertheless, the Company hereby undertakes to revise the Prospectus, including the "Prospectus Summary" section of the Prospectus, as set forth in Exhibit C attached hereto, to disclose that the aggregate acquisition fees that the Company intends to pay are higher than the prevailing market average for such fees. If the revisions to the Registration Statement reflected in Exhibit C are acceptable to the Commission, they will be reflected in the Company's final prospectus.

Questions and Answers About this Offering

Q: What will you do with the money raised in this offering? Page 3

Comment No. 4: When discussing the costs of the offering, please include the servicing fee.

Response: The Company respectfully submits that the stockholder servicing fee is paid from the Company's operations, not from the offering proceeds. Nevertheless, the Company hereby undertakes to revise the Prospectus as set forth in Exhibit D attached hereto, to include a reference to the stockholder servicing fee in the section of the Prospectus referenced in the Staff's comment. If the revisions to the Registration Statement reflected in Exhibit D are acceptable to the Commission, they will be reflected in the Company's final prospectus.

Prospectus Summary

Estimated Use of Proceeds, page 7

Comment No. 5: Please revise your table to include a footnote to provide additional information regarding your acquisition fees, including but not limited to the contingent acquisition fee.

Response: The Company hereby undertakes to revise the "Prospectus Summary – Estimated Use of Proceeds" section of the Prospectus as set forth in Exhibit E attached hereto, to include a footnote that provides additional information regarding the acquisition fees, including the contingent advisor payment

(formerly, the contingent acquisition fees). If the revisions to the Registration Statement reflected in Exhibit E are acceptable to the Commission, they will be reflected in the Company's final prospectus.

Estimated Use of Proceeds, page 59

Comment No. 6: We note that the amount of the acquisition fees in the table is 4.1% percent of the offering. Please reconcile this amount with the disclosure in footnote (5) that you will pay acquisition fees up to 4.5%.

Response: As noted in the "Prospectus Summary – Compensation to Our Advisor, Our Dealer Manager and Their Affiliates," "Estimated Use of Proceeds" and "Compensation Table" sections of the Prospectus, the acquisition fees are based on the contract purchase price of an investment, not the gross offering proceeds. Because such acquisition fees are calculated based on the contract purchase price and therefore reduce the amount that the company may invest in assets, one must calculate the amount available to be invested in assets before calculating the maximum acquisition fees that must be paid (in other words, one must calculate the last row of the table in the "Estimated Use of Proceeds" section of the Prospectus before calculating the maximum acquisition fees that may be paid). The result of that calculation, assuming maximum acquisition fees of 4.5% of the contract purchase price of investments, is shown in the "Estimated Use of Proceeds" section of the Prospectus, and illustrates that the maximum acquisition fees of 4.5% of the contract purchase price (assuming the maximum offering amount is raised) would reflect acquisition fees that represent 4.1% of the gross offering proceeds.

Notes to Consolidated Balance Sheets

3. Commitments and Contingencies

Other Organizational and Offering Expenses, page F-4

Comment No. 7: Please amend to clarify for what portion of the amount disclosed you are liable, as you indicate you are no longer required to reimburse your advisor for certain other organizational and offering expenses.

Response: The Company hereby undertakes to revise the Note 3 to the Consolidated Balance Sheet as set forth in Exhibit F attached hereto, to clarify the portion of the other organizational and offering expenses for which the Company may be liable. If the revisions to the Registration Statement reflected in Exhibit F are acceptable to the Commission, they will be reflected in the Company's final prospectus.

* * * * *

Thank you for your consideration of the Company's response to the Staff's comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

Seth K. Weiner

cc: Jeffrey T. Hanson
Cora Lo, Esq.

EXHIBIT A

See attached.

- With respect to the dealer manager fee, our advisor will fund 2.0% of the gross offering proceeds with respect to Class T shares, which will reduce the amount we pay for such fee, and we will fund the remaining 1.0% of the gross offering proceeds. The selling commissions and, in some cases, the dealer manager fee, will not be charged or may be reduced with regard to shares sold to or for the account of certain categories of purchasers. The reduction in these fees will be accompanied by a reduction in the per share purchase price, except that shares sold under the DRIP will be sold at 95.0% of the primary offering price per share, or $9.50 assuming a $10.00 per share primary offering price. See "Plan of Distribution." We will also pay our dealer manager a quarterly stockholder servicing fee, which is not shown in the table above, that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share (or, once reported, the amount of our net asset value, or NAV, per share) of shares in our primary offering. The selling commissions, dealer manager fee and stockholder servicing fee will not exceed the 10.0% limitation on underwriting compensation imposed by the Financial Industry Regulatory Authority, or FINRA.

Griffin Capital Securities, Inc. is the dealer manager of this offering and will offer shares on a "best efforts" basis. The minimum initial investment is at least $2,500, except under certain circumstances. We may sell shares of our common stock in this offering until the earlier of ___________, 201_, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. We also reserve the right to terminate this offering at any time.

The date of this Prospectus is _______________, 2015.

RIDER A:

As described in the "Compensation Table" section of this prospectus, we will pay fees to our advisor and its affiliates in connection with our day-to-day operations and the selection of our investments, and such fees may be increased without our stockholders' consent.

EXHIBIT B

See attached.

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$ 2,000,000	100%	$ 3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fee(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational and Offering Expenses(3)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment	$ 1,920,000	96.0%	$ 2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve	—	—	—	—
Amount Invested in Assets	$ 1,837,000	91.9%	$ 2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale. INSERT RIDER 8A

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all share classes.

Our Advisor

We will be advised by Griffin-American Advisor. Our advisor is a subsidiary of and jointly owned by our co-sponsors, American Healthcare Investors and Griffin Capital. Our advisor, which was formed in Delaware on January 23, 2015, will be responsible for supervising and managing our day-to-day operations.

Our advisor will use its best efforts, subject to the oversight and review of our board of directors, to, among other things, research, identify, review and make investments in and dispositions of properties and securities on our behalf consistent with our investment policies and objectives. Our advisor will perform its duties and responsibilities under an advisory agreement, or the advisory agreement, as our fiduciary. All of our officers are managing directors or employees of American Healthcare Investors or its affiliates.

Our Co-Sponsors

American Healthcare Investors

American Healthcare Investors, the managing member and 75.0% owner of our advisor, is an investment management firm formed in October 2014 that specializes in the acquisition and management of healthcare-related real estate. American Healthcare Investors is 47.1% owned by AHI Group Holdings, LLC (formerly known as American Healthcare Investors LLC), or AHI Group Holdings, an investment management firm formed in August 2011 that has specialized in the acquisition and management of healthcare-related real estate and founded by Jeffrey T. Hanson, our Chief Executive Officer and Chairman of our Board of Directors; Danny Prosky, our President, Chief Operating Officer and Interim Chief Financial Officer; and Mathieu B. Streiff, our Executive Vice President and General Counsel. Nationally recognized real estate executives, Messrs. Hanson, Prosky and Streiff have directly overseen in excess of $22.0 billion in combined acquisition and disposition transactions, more than $12.0 billion of which has been healthcare-related. NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM, indirectly owns approximately 45.1% of American Healthcare Investors and Mr. James F.

RIDER 8A:

If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation would be 10.0% of the gross offering proceeds in the primary offering.

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	Percent of Offering	Amount	Percent of Offering
Gross Offering Proceeds	$ 2,000,000	100%	$3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fees(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational & Offering Expenses(2)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment(4)	$ 1,920,000	96.0%	$2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees(5)	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve(6)	—	—	—	—
Amount Invested in Assets(7)	$ 1,837,000	91.9%	$2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale. (Insert above 60)

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all shares. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering.

(4) Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(5) Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% and 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% Contingent Acquisition Fee. The amount of the Contingent Acquisition Fee paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by the advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. Our advisor or its affiliates will be entitled to receive acquisition and origination fees for properties and real estate-related

RIDER 60:

If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation would be 10.0% of the gross offering proceeds in the primary offering.

AHI Management Services may also lease and manage real properties acquired by affiliated entities or other third parties.

Dealer Manager

Griffin Securities, an affiliate of our advisor and a member of FINRA, is an affiliate of Griffin Capital, one of our co-sponsors. Our dealer manager will provide certain sales, promotional and marketing services to us in connection with the distribution of the shares of our common stock offered pursuant to this prospectus, including providing ongoing stockholder services, such as discussing our progress with the stockholders and reviewing our operating results. See the "Plan of Distribution" section of this prospectus.

We generally will pay to our dealer manager selling commissions of up to 3.0% of the gross proceeds from the sale of shares pursuant to the primary offering. Our dealer manager also will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of our shares, of which 2.0% of the gross offering proceeds will be funded by our advisor, and the remaining 1.0% of the gross offering proceeds will be funded by us. No selling commissions or dealer manager fees are paid with respect to shares of our common stock issued pursuant to the DRIP. We will also pay a quarterly stockholder servicing fee for our shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of the shares sold in our primary offering. ^ (Insert Rider 80)

RIDER 80:

If the maximum selling commissions, dealer manager fees and stockholder servicing fees are paid, the total of such underwriting compensation would be 10.0% of the gross offering proceeds in the primary offering.

EXHIBIT C

See attached.

INSERT RIDER 18

offering or maximum offering amount of shares are sold, we anticipate the estimated dollar amount of other organizational and offering expenses to be paid will be $20,000 and $30,000,000, respectively. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering. There are many additional conditions and restrictions on the amount of compensation our advisor and its affiliates may receive. For a more detailed explanation of these fees and expenses payable to our advisor and its affiliates, see the "Compensation Table" section of this prospectus.

Prior Investment Programs

The "Prior Performance Summary" section of this prospectus contains a discussion of the programs sponsored or co-sponsored by our co-sponsors, American Healthcare Investors and Griffin Capital, through December 31, 2014. There have been two other investment programs previously co-sponsored by American Healthcare Investors and its affiliates, GA Healthcare REIT II and GA Healthcare REIT III, whereas Griffin Capital has sponsored a number of other investment programs. Certain financial data relating to the programs sponsored or co-sponsored by our co-sponsors is also provided in the "Prior Performance Tables" in Exhibit A to this prospectus. The prior performance of our co-sponsors' previous real estate programs may not be indicative of our performance and, thus, you should not assume that you will experience financial performance and returns comparable to those experienced by investors in these prior programs. You may experience a small return or no return on, or may lose some or all of, your investment in the shares of our common stock. See "Risk Factors — Investment Risks — We have no operating history. Therefore, you may not be able to adequately evaluate our ability to achieve our investment objectives, and the prior performance of other programs sponsored or co-sponsored by American Healthcare Investors and Griffin Capital may not be an accurate predictor of our future results."

Material Adverse Business Developments — Griffin Capital

As the commercial real estate industry has been affected by the recent economic crisis, certain Griffin Capital sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2007 were adversely affected by the subsequent disruptions to the economy generally and the real estate market in particular. These economic conditions have adversely affected the financial condition of many of these programs' tenants and lease guarantors, resulting in tenant defaults or bankruptcies. Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current returns to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

In response to these economic stresses, several Griffin Capital sponsored investment programs have altered their overall strategies to focus on capital conservation, debt extensions and restructurings, reduction of operating expenses, management of lease renewals and re-tenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs. These programs include Griffin Capital (Puente Hills) Investors, LLC, which purchased a car dealership that was shut down by its parent company, resulting in a cessation of distributions to investors and the sale of the property at a loss pursuant to a court order. The arbitration and litigation actions originally filed in this matter have been settled with the program investors, and the named parties in the litigation have been dismissed with prejudice, although the appraiser of the property remains a party to the lawsuit and has the right to bring the named parties back into the litigation. In addition, the tenants on the properties acquired by Griffin Capital (ARG) Investors, DST and Griffin Capital (Westmont) Investors, LLC declared bankruptcy, resulting in the cessation of distributions to investors in those programs. Subsequently, the tenant's lease on the property acquired by Griffin Capital (Westmont) Investors, LLC was affirmed in the tenant's bankruptcy action and a lease amendment was executed that required the landlord to pay the tenant's letter of credit fee. With regard to the property acquired by Griffin Capital (ARG) Investors, DST, the loan encumbering the properties was subsequently worked out and the assets sold off. Furthermore, certain other privately-offered programs sponsored by Griffin Capital have experienced tenant vacancies due to bankruptcies, merger or lease expirations or other similar adverse developments, which has caused certain investments to perform below expectations. For additional information regarding the material adverse business developments experienced by some of the prior investment programs sponsored by our co-sponsors, see the "Prior Performance Summary — Programs Sponsored by Griffin Capital — Private Programs — Overview — Material Adverse Business Developments" and the "Prior Performance Summary — Private Programs — Overview — Other Private Programs and Griffin Capital Investments — Material Adverse Business Developments — Other Private Programs and Griffin Capital Investments" sections of this prospectus.

Distribution Reinvestment Plan

During this offering, you may participate in the DRIP and elect to have the distributions you receive reinvested in shares of our common stock at a reduced price of 95.0% of the primary offering price per share, or $9.50 per share assuming, a $10.00 per share primary offering price. We may suspend or terminate the DRIP at our discretion at any time upon ten days' notice to

RIDER 18:

While we are paying the Contingent Advisor Payment, if any, pursuant to the terms described above, the aggregate acquisition fees that we would pay to our advisor and its affiliates would be higher than the prevailing market average for such fees in the non-traded REIT industry, although we also believe that the base acquisition fee described above would be near the prevailing market average for such acquisition fees and we further believe that certain other fees we may pay to our advisor or its affiliates would be below the prevailing market average for such fees. For a more detailed explanation of the fees and expenses payable to our advisor and its affiliates, see the "Compensation Table" section of this prospectus.

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	Percent of Offering	Amount	Percent of Offering
Gross Offering Proceeds	$ 2,000,000	100%	$3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fees(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational & Offering Expenses(2)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment(4)	$ 1,920,000	96.0%	$2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees(5)	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve(6)	—	—	—	—
Amount Invested in Assets(7)	$ 1,837,000	91.9%	$2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale.

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all shares. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering.

(4) Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(5) Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% and 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% Contingent ~~Acquisition Fee~~. The amount of the Contingent ~~Acquisition Fee~~ paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by the advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. Our advisor or its affiliates will be entitled to receive acquisition and origination fees for properties and real estate-related

Advisor Payment

FP

RIDER 60:

While we are paying the Contingent Advisor Payment, if any, the aggregate acquisition fees that we would pay to our advisor and its affiliates would be higher than the prevailing market average for such fees in the non-traded REIT industry, although we also believe that the base acquisition fee would be near the prevailing market average for such acquisition fees and we further believe that certain other fees we may pay to our advisor or its affiliates would be below the prevailing market average for such fees.

connection with the acquisition of the included assets through the listing date or merger date, as applicable (excluding certain capital raised after the termination event) (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan), plus an amount equal to an annual 6.0% cumulative, non-compounded return on such gross proceeds and the capital value of such partnership units measured for the period from inception through the listing date or merger date, as applicable. If our advisor elects to defer the payment and there is a liquidation or sale of all or substantially all of the assets of the operating partnership, then our advisor will be entitled to receive a distribution in redemption of limited partnership units in an amount equal to 15.0% of the net proceeds from the sale of the included assets, after subtracting distributions to our stockholders and the limited partners who received partnership units in connection with the acquisition of the included assets of (1) their initial invested capital (less amounts paid to repurchase shares of our common stock pursuant to our share repurchase plan) through the date of the liquidity event plus (2) an amount equal to an annual 6.0% cumulative, non-compounded return on such gross proceeds from the sale of shares of our common stock measured for the period from inception through the liquidity event date.

Our advisor shall not be entitled to receive this payment if shares of our common stock have been listed on a national securities exchange prior to the termination of the advisory agreement. In no event will the amount paid under the non-interest bearing promissory note, if any, exceed the amount considered presumptively reasonable by the NASAA Guidelines. The subordinated distribution in redemption of limited partnership units upon termination may occur during the liquidity stage or during the operational stage.

If at any time the shares of our common stock become listed on a national securities exchange while our advisor is serving in that capacity, we will negotiate in good faith with our advisor a fee structure appropriate for an entity with a perpetual life. A majority of our independent directors must approve the new fee structure negotiated with our advisor. In negotiating a new fee structure, our independent directors shall consider all of the factors they deem relevant, including but not limited to:

- the size of the advisory fee in relation to the size, composition and profitability of our portfolio;
- the success of our advisor in generating opportunities that meet our investment objectives;
- the rates charged to other REITs and to investors other than REITs by advisors performing similar services;
- additional revenues realized by our advisor and its affiliates through their relationship with us;
- the quality and extent of service and advice furnished by our advisor;
- the performance of our investment portfolio, including income, conservation or appreciation of capital, frequency of problem investments and competence in dealing with distress situations;
- the quality of our portfolio in relationship to the investments generated by our advisor for its own account or for other clients; and
- other factors related to managing a public company, such as stockholder services and support and compliance with securities laws, including the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

If we request that our advisor or its affiliates perform other services, including investor services, the compensation terms of those services shall be approved by a majority of our board of directors, including a majority of our independent directors, on terms that are deemed fair and reasonable to us and not in excess of the amount that would be paid to unaffiliated third parties.

Since our advisor will be entitled to differing levels of compensation for undertaking different transactions on our behalf, such as the acquisition fee, the asset management fee and the subordinated distribution of net sales proceeds, our advisor has the ability to affect the nature of the compensation it receives by undertaking different transactions. However, our advisor is subject to the oversight of our board of directors and is obligated pursuant to the advisory agreement to provide us a continuing and suitable investment program consistent with our investment objectives and policies, as determined by our board of directors. See the "Management of Our Company — The Advisory Agreement" section of this prospectus. Because these fees or expenses are payable only with respect to certain transactions or services, they may not be recovered by our advisor or its affiliates by reclassifying them under a different category.

INSERT RIDER 109

RIDER 109:

Furthermore, while we are paying the Contingent Advisor Payment, if any, pursuant to the terms described above, the aggregate acquisition fees that we would pay to our advisor and its affiliates would be higher than the prevailing market average for such fees in the non-traded REIT industry, although we also believe that the base acquisition fee described above would be near the prevailing market average for such acquisition fees and we further believe that certain other fees we may pay to our advisor or its affiliates would be below the prevailing market average for such fees. In all circumstances,

EXHIBIT D

See attached.

Q: What is an "UPREIT"?

A: UPREIT stands for Umbrella Partnership Real Estate Investment Trust. We use the UPREIT structure because a contribution of property directly to us is generally a taxable transaction to the contributing property owner. In this structure, a contributor of a property who desires to defer taxable gain on the transfer of his or her property may transfer the property to the partnership in exchange for limited partnership units and defer taxation of gain until the contributor later exchanges his or her limited partnership units, normally on a one-for-one basis, for shares of common stock of the REIT. We believe that using an UPREIT structure gives us an opportunity to acquire desired properties from persons who may not otherwise sell their properties because of unfavorable tax results.

Q: What will you do with the money raised in this offering?

A: We intend to use the net proceeds from this offering to acquire a diversified portfolio of real estate properties, focusing primarily on medical office buildings, hospitals, skilled nursing facilities, senior housing and other healthcare-related facilities. We may also originate and acquire secured loans and other real estate-related investments on an infrequent and opportunistic basis. We generally will seek investments that produce current income. The diversification of our portfolio will depend upon the amount of proceeds we receive in this offering. We estimate that 91.9% of the gross offering proceeds will be used to purchase real estate and real estate-related investments, pay down debt or to fund distributions if our cash flows from operations are insufficient, and the remaining 8.1% will be used to pay the costs of this offering, including selling commissions and the dealer manager fee, and to pay fees to our advisor for its services in connection with the selection and acquisition of properties. Until we invest all the proceeds of this offering in our targeted investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot guarantee how long it will take to fully invest all the net proceeds from this offering in targeted investments. Because we have not acquired or identified any investment opportunities, this offering is considered a "blind pool."

INSERT RIDER 3

Q: What kind of offering is this?

A: Through Griffin Capital Securities, Inc., which we refer to as Griffin Securities or our dealer manager, we are offering a maximum of $3,000,000,000 in shares of our common stock in our primary offering, all of which are Class T shares, at a price of $10.00 per share. These shares are being offered on a "best efforts" basis. We are also offering $150,000,000 in shares of our common stock pursuant to the DRIP to those stockholders who elect to participate in such plan, as described in this prospectus, at a price of 95.0% of the primary offering price per share, or $9.50 assuming a $10.00 per share primary offering price. We reserve the right to reallocate the shares of common stock we are offering between our primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

Q: How does a "best efforts" offering work?

A: When securities are offered to the public on a "best efforts" basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the securities and have no firm commitment or obligation to purchase any of the securities. Because this is a "best efforts" offering, we cannot guarantee that any specific number of shares of our common stock will be sold. We intend to admit stockholders periodically as subscriptions for shares of our common stock are received, but not less frequently than monthly.

Q: How long will this offering last?

A: We may sell shares of our common stock in this offering until the earlier of the date on which the maximum offering amount has been sold, or _______________, 201_; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. We also reserve the right to terminate this offering at any time.

Q: Who can buy shares of Griffin-American Healthcare REIT 4 common stock?

A: Generally, you can buy shares of our common stock pursuant to this prospectus provided that you have either (1) a net worth of at least $250,000, or (2) a gross annual income of at least $70,000 and a net worth of at least $70,000. For this purpose, net worth does not include your home, home furnishings or personal automobiles. However, these

RIDER 3:

In addition, we will pay fees from our cash flows from operations, including the stockholder servicing fee, as described in the "Compensation Table" section of this prospectus.

EXHIBIT E

See attached.

	Minimum Offering(1)				Maximum Offering(1)		
	Amount		Percent		Amount		Percent
Gross Offering Proceeds	$	2,000,000	100%	$	3,000,000,000		100%
Less Public Offering Expenses:							
Selling Commissions(2)		60,000	3.0		90,000,000		3.0
Dealer Manager Fee(2)		60,000	3.0		90,000,000		3.0
Advisor Funding of Dealer Manager Fee(2)		(40,000)	(2.0)		(60,000,000)		(2.0)
Other Organizational and Offering Expenses(3)		20,000	1.0		30,000,000		1.0
Advisor Funding of Other Organizational and Offering Expenses(3)		(20,000)	(1.0)		(30,000,000)		(1.0)
Amount Available for Investment	$	1,920,000	96.0%	$	2,880,000,000		96.0%
Less Acquisition Costs: (4)							
Acquisition Fees	$	83,000	4.1%	$	124,019,000		4.1%
Initial Working Capital Reserve		—	—		—		—
Amount Invested in Assets	$	1,837,000	91.9%	$	2,755,981,000		91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale.

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all share classes.

INSERT RIDER 8B

Our Advisor

We will be advised by Griffin-American Advisor. Our advisor is a subsidiary of and jointly owned by our co-sponsors, American Healthcare Investors and Griffin Capital. Our advisor, which was formed in Delaware on January 23, 2015, will be responsible for supervising and managing our day-to-day operations.

Our advisor will use its best efforts, subject to the oversight and review of our board of directors, to, among other things, research, identify, review and make investments in and dispositions of properties and securities on our behalf consistent with our investment policies and objectives. Our advisor will perform its duties and responsibilities under an advisory agreement, or the advisory agreement, as our fiduciary. All of our officers are managing directors or employees of American Healthcare Investors or its affiliates.

Our Co-Sponsors

American Healthcare Investors

American Healthcare Investors, the managing member and 75.0% owner of our advisor, is an investment management firm formed in October 2014 that specializes in the acquisition and management of healthcare-related real estate. American Healthcare Investors is 47.1% owned by AHI Group Holdings, LLC (formerly known as American Healthcare Investors LLC), or AHI Group Holdings, an investment management firm formed in August 2011 that has specialized in the acquisition and management of healthcare-related real estate and founded by Jeffrey T. Hanson, our Chief Executive Officer and Chairman of our Board of Directors; Danny Prosky, our President, Chief Operating Officer and Interim Chief Financial Officer; and Mathieu B. Streiff, our Executive Vice President and General Counsel. Nationally recognized real estate executives, Messrs. Hanson, Prosky and Streiff have directly overseen in excess of $22.0 billion in combined acquisition and disposition transactions, more than $12.0 billion of which has been healthcare-related. NorthStar Asset Management Group Inc. (NYSE: NSAM), or NSAM, indirectly owns approximately 45.1% of American Healthcare Investors and Mr. James F.

RIDER 8B:

(4) Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% and 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% contingent advisor payment, or the Contingent Advisor Payment. Notwithstanding the foregoing, the initial $7.5 million otherwise payable pursuant to the Contingent Advisor Payment, or the Contingent Advisor Payment Holdback, shall be retained by us and shall not be paid to our advisor or its affiliates until the later of (i) the termination of our last public offering, or (ii) the third anniversary of the commencement date of this offering, at which point the full amount of the Contingent Advisor Payment Holdback, if any, shall be paid to our advisor or its affiliates; provided however, that with respect to any subsequent public offerings of shares of our common stock which provide for an additional Contingent Advisor Payment to our advisor or its affiliates, an additional portion of the Contingent Advisor Payment payable to our advisor or its affiliates with respect to each such subsequent public offering, in the amount of 0.25% of the amount by which (A) the primary offering portion of each such subsequent public offering plus the amount raised by us in the primary offering portion of this offering exceeds (B) $3,000,000,000, or the Follow-On Contingent Advisor Payment Holdback, shall be retained by us and shall not be paid to our advisor or its affiliates until the later of (X) the termination of our last public offering, or (Y) the third anniversary of the commencement date of this offering, at which point the Contingent Advisor Payment Holdback and the Follow-On Contingent Advisor Payment Holdback, if any, shall be paid to our advisor or its affiliates. Furthermore, the amount of the Contingent Advisor Payment paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by the advisor for dealer manager fees and other organizational and offering expenses at the time of such closing after taking into account the amount of the Contingent Advisor Payment Holdback and the Follow-On Contingent Advisor Payment Holdback described above. For these purposes, the amounts paid by our advisor and considered as "outstanding" will be reduced by the amount of the Contingent Advisor Payment previously paid. Our advisor or its affiliates will be entitled to receive acquisition and origination fees for properties and real estate-related investments acquired with funds raised in this offering, including acquisitions completed after the termination of the advisory agreement (including imputed leverage of 50.0% on funds raised in this offering), or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions. Our advisor may waive or defer all or a portion of the acquisition fee at any time and from time to time, in our advisor's sole discretion. If our advisor or its affiliates provide development-related services, we will pay the respective party a development fee in the amount that is usual and customary for comparable services rendered for similar projects in the geographic market where the services are provided; however, we will not pay a development fee to our advisor or its affiliates if our advisor elects to receive an acquisition fee based upon the contract purchase price of the development. In the event that our advisor or its affiliates assist with planning and coordinating the construction of tenant improvements or capital improvements, we will pay the respective party a construction management fee of up to 5.0% of the cost of such improvement.

For purposes of this table, we have assumed that (a) no real estate-related investments are originated or acquired and (b) no debt is incurred in respect of any property acquisitions. However, as disclosed throughout this prospectus, we expect to use leverage, which results in higher fees paid to our advisor and its affiliates. Assuming, in addition to our other assumptions, a maximum leverage of 50.0% of

RJO& 8B (cont):

and its affiliates. Assuming, in addition to our other assumptions, a maximum leverage of 50.0% of our assets, the maximum acquisition fees would be approximately $214,768,000. Furthermore, under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300% of our net assets without the approval of a majority of our independent directors. Generally speaking, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. Assuming, in addition to our other assumptions, a maximum leverage of 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves, the maximum acquisition fees would be approximately $341,516,000. These assumptions may change due to different factors including changes in the allocation of shares of our common stock between the primary offering and the DRIP, the extent to which proceeds from the DRIP are used to repurchase shares of our common stock pursuant to our share repurchase plan and the extent to which we make real estate-related investments. To the extent that we issue new shares of our common stock outside of this offering or interests in our operating partnership in order to acquire real properties, then the acquisition fees and amounts invested in real properties will exceed the amount stated above.

Type of Compensation (Recipient)	Description and Method of Computation	Estimated Dollar Amount for Minimum Offering	Estimated Dollar Amount for Maximum Offering
	in our primary offering (*i.e.*, excluding proceeds from sales pursuant to the DRIP); (ii) the fourth anniversary of the last day of the fiscal quarter in which our initial public offering (excluding the DRIP offering) terminates; (iii) the date that such share is redeemed or is no longer outstanding; and (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. We cannot predict if or when this will occur. Our dealer manager may, in its discretion, reallow to participating broker-dealers all or a portion of the stockholder servicing fee for services that such participating broker-dealers perform in connection with the shares of our common stock.		
Acquisition Fee (our advisor or its affiliates)	Up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% or 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related acquisitions, respectively, and an additional 2.25% ~~contingent acquisition fee, or the~~ Contingent ~~Acquisition Fee~~. The amount of the Contingent ~~Acquisition Fee~~ paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by ~~the~~ advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. Our advisor or its affiliates will be entitled to receive these acquisition fees for properties and real estate-related investments acquired with funds raised in this offering, including acquisitions completed after the termination of the advisory agreement (including imputed leverage of 50.0% on funds raised in this offering) or funded with net proceeds from the sale of a property or real estate-related investment, subject to certain conditions. Our advisor may waive or defer all or a portion of the acquisition fee at any time and from time to time, in our advisor's sole discretion.	$83,000	$124,019,000 assuming no debt or $214,768,000 assuming leverage of 50.0% of the contract purchase price or $341,516,000 assuming leverage of 75.0% of the contract purchase price.
Development Fee (our advisor or its affiliates)	In the event our advisor or its affiliates provide development-related services, we may pay the respective party a development fee in an amount that is usual and customary for comparable services rendered for similar projects in the geographic market where the services are provided; however, we will not pay a development fee to our advisor or its	Amount is not determinable.	Amount is not determinable.

	Minimum Offering(1)		Maximum Offering(1)	
	Amount	Percent of Offering	Amount	Percent of Offering
Gross Offering Proceeds	$ 2,000,000	100%	$3,000,000,000	100%
Less Public Offering Expenses:				
Selling Commissions(2)	60,000	3.0	90,000,000	3.0
Dealer Manager Fee(2)	60,000	3.0	90,000,000	3.0
Advisor Funding of Dealer Manager Fees(2)	(40,000)	(2.0)	(60,000,000)	(2.0)
Other Organizational and Offering Expenses(3)	20,000	1.0	30,000,000	1.0
Advisor Funding of Other Organizational & Offering Expenses(2) (3)	(20,000)	(1.0)	(30,000,000)	(1.0)
Amount Available for Investment(4)	$ 1,920,000	96.0%	$2,880,000,000	96.0%
Less Acquisition Costs:				
Acquisition Fees(5)	$ 83,000	4.1%	$ 124,019,000	4.1%
Initial Working Capital Reserve(6)	—	—	—	—
Amount Invested in Assets(7)	$ 1,837,000	91.9%	$2,755,981,000	91.9%

(1) We reserve the right to reallocate the shares of common stock we are offering between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

(2) We will pay selling commissions in the amount of 3.0% of the gross offering proceeds in the primary offering. Our dealer manager will receive a dealer manager fee in the amount of 3.0% of the gross offering proceeds for sales of shares, of which 2.0% of the gross offering proceeds will be funded by our advisor and the remaining 1.0% of the gross offering proceeds will be funded by us. We will also pay a quarterly stockholder servicing fee for the shares that will accrue daily in the amount of 1/365th of 1.0% of the purchase price per share of shares sold in our primary offering. We have excluded the stockholder servicing fee from this table. We have assumed for purposes of this table that all sales of shares will be made with the 3.0% selling commissions and 3.0% dealer manager fee taken at the time of sale.

(3) Our advisor will fund all of our other organizational and offering expenses, which we anticipate will not exceed 1.0% of the gross offering proceeds from the sale of all shares. Other organizational and offering expenses consist of, among other items, the cumulative cost of actual legal, accounting, printing and other accountable offering expenses, including, but not limited to, amounts for direct expenses of our advisor's employees and employees of its affiliates (other than our dealer manager and its employees and dual-employees) while engaged in registering and marketing shares of our common stock to be sold in this offering. Activities of our advisor include, but are not limited to, development of sales literature and presentations, participating in due diligence and coordinating generally the marketing process for this offering. All organizational and offering expenses, including selling commissions, dealer manager fees and stockholder servicing fees, will be capped at 15.0% of the gross proceeds of this offering.

(4) Until required in connection with the acquisition of real estate or real estate-related investments, the net proceeds of this offering may be invested in short-term, highly-liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

(5) Acquisition fees may be paid by any party to any person in connection with the purchase, development or construction of real properties, or the making of or investing in loans or other real estate-related investments. Acquisition fees do not include acquisition expenses, which may be paid from offering proceeds. We will pay our advisor or one of its affiliates acquisition fees up to 4.50% of the contract purchase price, including any contingent or earn-out payments that may be paid, of each property we acquire or, with respect to any real estate-related investment we originate or acquire, up to 4.25% of the origination or acquisition price, including any contingent or earn-out payments that may be paid. The 4.50% and 4.25% acquisition fees consist of a 2.25% or 2.00% base acquisition fee for real estate and real estate-related investments, respectively, and an additional 2.25% Contingent ~~Acquisition Fee~~. The amount of the Contingent ~~Acquisition Fee~~ paid upon the closing of an acquisition shall not exceed the then outstanding amounts paid by the advisor for dealer manager fees and other organizational and offering expenses at the time of such closing. Our advisor or its affiliates will be entitled to receive acquisition and origination fees for properties and real estate-related

Advisor Payment

EXHIBIT F

See attached.

Arrangements, which clarified that debt issuance costs associated with line of credit arrangements may continue to be presented as an asset, regardless of whether there are any outstanding borrowings on the line of credit arrangement. The application of ASU 2015-03 requires retrospective adjustment of all prior periods presented. ASU 2015-03 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. We do not believe the adoption of ASU 2015-03 on January 1, 2016 will have a material impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, *Simplifying the Accounting for Measurement-Period Adjustments*, or ASU 2015-16, which eliminates the requirement to restate prior period financial statements for measurement period adjustments in a business combination. The cumulative effect of a measurement period adjustment as a result of a change in the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, is required to be recorded in the reporting period in which the adjustment amount is determined, rather than retrospectively. Further, ASU 2015-16 requires that the acquirer present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in the current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. ASU 2015-16 is effective for interim and annual reporting periods beginning after December 15, 2015 and should be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not yet been made available for issuance. We have not determined the impact the adoption of ASU 2015-16 on January 1, 2016 will have on our consolidated financial statements.

3. Commitments and Contingencies

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us, which if determined unfavorably to us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Other Organizational and Offering Expenses

Our other organizational and offering expenses, other than selling commissions and the 1.0% dealer manager fee funded by us, are being paid by our advisor or its affiliates. Other organizational and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid in connection with our offering. As of July 24, 2015 and September 30, 2015, our advisor and its affiliates have incurred offering expenses of approximately $790,000 and $1,363,000, respectively. These offering expenses are not recorded in our accompanying consolidated balance sheets because such costs are not our liability until we reach the minimum offering proceeds. When recorded by us, other organizational expenses will be expensed as incurred, and offering expenses will be charged to stockholder's equity.

REPLACE WITH RIDER F-6

4. Equity

Preferred Stock

Our charter authorizes us to issue 200,000,000 shares of our $0.01 par value per share preferred stock. As of July 24, 2015 and September 30, 2015, no shares of preferred stock were issued and outstanding.

Common Stock

We intend to offer and sell to the public up to $3,000,000,000 in shares of our common stock in our primary offering at a price of $10.00 per share. We are also offering up to $150,000,000 in shares of our common stock pursuant to the DRIP at a purchase price during our offering of 95.0% of the primary offering price per share, or $9.50 assuming a $10.00 per share primary offering price. We reserve the right to reallocate the shares offered between the primary offering and the DRIP, and among classes of stock if we elect to offer additional classes in the future.

On February 6, 2015, our advisor purchased 22,222 shares of our common stock for total cash consideration of $200,000 and was admitted as our initial stockholder. We used the proceeds from the sale of shares of our common stock to our advisor to make an initial capital contribution to our operating partnership. Effective as of July 23, 2015, we effected a reverse stock split, whereby every two and one-half shares of our common stock issued and outstanding were combined into one share of common stock, resulting in our advisor owning 8,889 shares of our common stock following the reverse stock split.

RIDER F-6:

Our other organizational and offering expenses, other than selling commissions and the 1.0% dealer manager fee funded by us, are being paid by our advisor or its affiliates. Other organizational and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid in connection with our offering. We anticipate that our other organizational and offering expenses will not exceed 1.0% of the gross offering proceeds for shares of our common stock sold pursuant to our primary offering. As of July 24, 2015 and September 30, 2015, our advisor and its affiliates have incurred offering expenses of approximately $790,000 and $1,363,000, respectively. These offering expenses are not recorded in our accompanying consolidated balance sheets because such costs are not our liability until we reach the minimum offering proceeds, and such offering expenses will become payable by us only to the extent we pay a contingent advisor payment upon closing of acquisitions. When recorded by us, other organizational expenses will be expensed as incurred, and offering expenses will be charged to stockholder's equity.